DREMAN CONTRARIAN FUNDS

Dreman Contrarian Funds
c/o Unified Fund Services, Inc.
2960 North Meridian Street, Suite 300
Indianapolis, Indiana 46208

(800) 247-1014

October 5, 2009

FILED VIA EDGAR

Division of Investment Management
U. S. Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549

Re:     Dreman Contrarian Funds

     Contrarian Large Cap Value Fund, Contrarian Mid Cap Value Fund, Contrarian Small Cap Value Fund, and Market Over-Reaction Fund

SEC File Nos. 333-145984 / 811-22118

Dear Ladies and Gentlemen:

On September 3, 2009, Dreman Contrarian Funds (the “Trust”) filed Post-Effective Amendment No. 9 (“PEA #9”) to the Trust’s Registration Statement on Form N-1A under Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). PEA #9 was filed to disclose the addition of Class A shares and Class C shares of the Contrarian Large Cap Value Fund, the Contrarian Mid Cap Value Fund, and the Market Over-Reaction Fund, and of Class A shares of the Contrarian Small Cap Value Fund. Thereafter, the Trust submitted to Linda Stirling of the Division of Investment Management its responses to comments of the staff on this filing. The EDGAR correspondence transmitted with this request includes the responses that were supplied informally to the Division. The Trust will be incorporating comments of the staff in its upcoming Post-Effective Amendment No. 10 (“PEA #10”) under the 1933 Act.

On behalf of the Trust, I respectfully request that the staff exercise its discretion under Rule 485 to accelerate the effective date of both PEA #9 and PEA #10 to on or before October 7, 2009, or to the earliest date thereafter which is acceptable to the staff. I am the Acting Chief Executive Officer of the Trust. This request is also signed by Melissa Gallagher, President of the distributor, and we have been authorized to submit this request on behalf of each entity. Each entity acknowledges its responsibility under the Securities Act of 1933.

Please direct any questions related to this filing to me at the number above. In my absence, please feel free to contact Steven M. Felsenstein, Esq., counsel to the Fund, at (215) 988-7837.

Very truly yours,

                                                                                  /s/ John C. Swhear
                                                                                  John Swhear

                                                                                  Acting Chief Executive Officer

Dreman Contrarian Funds

                                                                                /s/ Melissa K. Gallagher

Melissa Gallagher

President

Unified Financial Securities, Inc.